FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2. 3.	Tech Data To Offer BlackBerry Enterprise Mobility Management Solutions UK Enterprises Embrace BlackBerry Enterprise Service 10 Empresas POLAR S.A. Upgrades to BlackBerry Enterprise Service 10	2. 3. 2.

Document 1

  NEWS RELEASE
September 24, 2013

FOR IMMEDIATE RELEASE
Tech Data To Offer BlackBerry Enterprise Mobility Management Solutions
BlackBerry Enterprise Service 10 manages multi-platform environments by separating work and personal data on BlackBerry, iOS and Android devices

WATERLOO, ON and CLEARWATER, FLA – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that Tech Data Corporation (NASDAQ:TECD) will now feature BlackBerry® Enterprise Service 10, BlackBerry’s multi-platform Enterprise Mobility Management (EMM) solution, as part of its enterprise offerings for channel partners in the United States. The offering expands upon a long standing relationship between the two companies.

“BlackBerry continues to be a an industry-leader in the smartphone and enterprise mobility market, which is why Tech Data sees an advantage in partnering with BlackBerry to offer BlackBerry Enterprise Service 10 to our channel partners,” said Heather Murray, director, TDMobility at Tech Data. “We’ve talked to many IT Administrators and there is a common theme that emerges – they all count on the security, user experience and total cost of ownership that comes with BlackBerry Enterprise Service 10. Now that BlackBerry is embracing multi-platform environments by extending the same security to iOS and Android devices, this product offering is attractive to our channel of solution providers.”

BlackBerry Enterprise Service 10 represents a consolidation of BlackBerry's Enterprise Mobility Management (EMM) product portfolio, which includes Mobile Device Management (MDM), security, infrastructure and app management. Secure Work Space for iOS and Android is managed through BlackBerry Enterprise Service 10 and provides the most secure infrastructure for data-at-rest and data-in-transit to iOS and Android devices, making it easy and convenient to manage all devices from a single console.

“BlackBerry Enterprise Service 10 is answering the demands of CIOs across the globe looking to ensure IT professionals are focused on helping manage the business, not just devices,” said Stephen Bates, Head of the Enterprise Business Unit at BlackBerry. “We are providing a comprehensive multi-platform management solution that is evolving to an enterprise mobile services platform that supports any of the devices that are deployed. With Tech Data’s extensive experience with BlackBerry, they are an excellent partner to deliver our BlackBerry Enterprise Service 10 EMM solution.”

One of the world’s largest wholesale IT distributors, Tech Data Corporation has distributed BlackBerry products and technical support services since 2009.

To date, more than 25,000 BlackBerry Enterprise Service 10 commercial and test servers have been installed globally. According to an enterprise mobility market study by J. Gold Associates, the BlackBerry enterprise solution remains the most strategic mobile device management solution for enterprises today.

BlackBerry Enterprise Service 10 is now available through the TDMobility business unit at Tech Data.  To learn how TDMobility can enable you to expand and maximize your mobility offerings, contact the TDMobility team at (800) 237-8931, ext. 83662 or tdmobility@techdata.com.

For more information on BlackBerry Enterprise Service 10 and Secure Work Space please visit www.blackberry.com/bes10.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

About Tech Data
Tech Data Corporation is one of the world’s largest wholesale distributors of technology products, services and solutions. Its advanced logistics capabilities and value added services enable 120,000 resellers in more than 100 countries to efficiently and cost effectively support the diverse technology needs of end users. To learn more, visit www.techdata.com, or follow us on Facebook and Twitter.

Media Contact:
BlackBerry
Milena Hewitt
mediarelations@blackberry.com
519-888-7465 x.77273

Amanda Lee
Public Relations Manager
amanda.lee@techdata.com
727-538-5803

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

  NEWS RELEASE
September 24, 2013

FOR IMMEDIATE RELEASE
UK Enterprises Embrace BlackBerry Enterprise Service 10

•	More than 25,000 BlackBerry Enterprise Service 10 commercial and test servers have been installed globally
•	More than one-third (34) of FTSE 100 companies have installed BlackBerry Enterprise Service 10 for either commercial or test purposes
•	Major carriers EE, Vodafone and O2 are all now supporting BlackBerry Enterprise Service 10

London – From the FTSE 100 to football’s Premier League and many other organisations, BlackBerry® Enterprise Service 10 is being embraced by enterprises across the UK.

BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that 34 of the FTSE 100 companies have already installed BlackBerry® Enterprise Service 10, BlackBerry’s enterprise mobility management (EMM) solution, for either commercial or test purposes. Reflecting the clear need for companies to have a cross platform EMM solution that delivers a strong level of security, control and management at the device and app level, the uptake amongst the UK’s largest companies follows the response in North America, where the majority of Fortune 500 companies have BlackBerry Enterprise Service 10.

In addition, with major UK carriers Vodafone, EE and O2 now supporting BlackBerry Enterprise Service 10, many organisations across both the public and private sector are also making the move to the new BlackBerry Enterprise Service 10 EMM solution:

•
Rocco Forte, a luxury hotel group, is using Secure Work Space for iOS® and Android™ to manage 60 tablets deployed to enable employees to access business-critical apps and information on-the-go. In addition, the company has deployed 200 new BlackBerry® 10 smartphones. With BlackBerry Enterprise Service 10 and Secure Work Space, the company is now able to simply and securely manage all devices in the organisation.

•
Clyde & Co., a global law firm with over 1,400 employees, has deployed BlackBerry Enterprise Service 10 and plans to migrate its existing 1,200 BlackBerry smartphone users to BlackBerry 10 smartphones.

•
The Premier League, the organizing body for the Barclays Premier League, is using BlackBerry Enterprise Service 10 to manage its existing portfolio of BlackBerry smartphones, as well as a number of iOS devices. An additional 60 BlackBerry Q10 smartphones are also being rolled out across the organisation.

•
Hogg Robinson, an international corporate services provider specialising in travel, expense and data management has deployed BlackBerry Enterprise Service 10 to manage its existing suite of 800 BlackBerry smartphones, which now also includes newly deployed BlackBerry® Z10 and BlackBerry® Q10 smartphones.

•
Public sector body NHS Education Scotland, a health board responsible for developing and delivering education and training to NHS Scotland employees, has deployed BlackBerry Enterprise Service 10 and begun the rollout of 200 BlackBerry 10 smartphones.

In the May 2013 Forrester Research, Inc. report entitled: “Build A Road Map For Workforce Computing”, Christian Kane wrote about the ever-growing need for an EMM platform in a mixed device environment. “To support the increasing diversity of mobile devices and platforms, Infrastructure & Operations pros are investing heavily in management solutions to monitor and secure devices across a broad ecosystem of operating systems and form factors. These solutions allow IT to proactively support multiple platforms and device types, extend management and security policies to both corporate-liable and employee-owned devices, and automate service desk support.”*

“BlackBerry Enterprise Service 10 is a multi-platform mobile solution that can securely manage and control an organisation’s mobile fleet, irrespective of device or platform,” said Stephen Bates, Head of the Enterprise Business Unit at BlackBerry. “As more organisations are pressured to provide employees with various mobile device options, it becomes even more critical to have a simple-to-use EMM solution that can secure any device, including BlackBerry, iOS and Android.”

BlackBerry has always provided security at the device, server and network level. The recently launched Secure Work Space solution leverages the same trusted behind-the-firewall connection available for BlackBerry smartphones and extends BlackBerry security capabilities for data-at-rest and data-in-transit to iOS and Android devices. The Secure Work Space container is managed through BlackBerry Enterprise Service 10, making it easy and convenient to manage all devices from its single console.

Customer Quotes

“BlackBerry Enterprise Service 10 is a secure, reliable platform that provides us with full support for our BlackBerry, iOS and Android devices. It enables us to securely deploy our customised business applications and in turn delivers tangible productivity benefits to our employees. This new platform is not only great for the business, but also for our customers who are benefiting from an even higher standard of service as a result of our improved operational efficiency.” – Emmanuel Clave, Group Director of Information Technology, Rocco Forte Hotels

“One of our key mobility requirements is on-the-go access to document management software. BlackBerry Enterprise Service 10 provides a single platform that facilitates the management and control of this and other business-critical apps in a consistent environment that meets our stringent security requirements.” – Aaron Donaldson, 3rd Line Support Team leader, Clyde & Co.

“The Premier League is using BlackBerry Enterprise Service 10 to manage its suite of BlackBerry and iOS devices. The organisation has long used BlackBerry as their mobile solution of choice. The new platform enables us to extend the tried and tested management and security capabilities of the BlackBerry solution to support other tablet and smartphones used within the organisation.”– Simon Thunder, Head of IT, The Premier League

“BlackBerry Enterprise Service 10 brings significant technology, cost and operational improvements to our existing BlackBerry infrastructure. It addresses many of the challenges employers face in an increasingly diverse mobile environment by delivering the only end-to-end solution capable of securely managing devices from different platforms. BlackBerry Enterprise Service 10 allows us to simply and effectively manage all device platforms from one user-friendly graphical interface. With the added bonus of BlackBerry Balance technology on the BlackBerry Z10 and BlackBerry Q10 smartphones we have deployed, our employees can enjoy all the benefits of a cutting-edge smartphone while we can rest assured that all corporate information is kept completely separate and secure.” – Neil Kirk, Head of Unified Communications, Europe, Hogg Robinson Group PLC

“BlackBerry has a long history as the mobile solution of choice for the broader public sector. The new BlackBerry Enterprise Service 10 platform enables us to securely manage and control existing BlackBerry smartphones and the new BlackBerry 10 smartphones from one single console.” Paul Donnelly, Senior Network Administrator, NHS Education Scotland

* According to a May 2013 report by Forrester Research, Inc. entitled: “Build A Road Map For Workforce Computing”. Many enterprises are deploying bring-your-own-device (BYOD) programs to enable employees to use personal smartphones or tablets for work activities. In fact, 42% of IT hardware decision-makers have piloted, implemented, expanded, or upgraded BYOD programs for smartphones. In addition, 24% of these firms are in the same stages of implementing BYOD programs for tablets. Officially supporting these BYOD programs poses challenges for security and IT personnel tasked with managing corporate risk.”

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Morgan Evans
PR Manager, BlackBerry
moevans@blackberry.com
+44 (0) 7703747285

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

Document 3

  NEWS RELEASE
September 24, 2013

FOR IMMEDIATE RELEASE
Empresas POLAR S.A. Upgrades to BlackBerry Enterprise Service 10

Caracas, Venezuela. – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that Empresas POLAR S.A. ("POLAR"), a leading company in the food and beverage industry in Venezuela, is upgrading to the latest version of BlackBerry’s Enterprise Mobility Management solution (EMM), BlackBerry® Enterprise Service 10 (version10.1), to improve mobile productivity across the business. In addition, POLAR’s decision to use BlackBerry Enterprise Service 10 is based on the flexibility and security that the solution provides for managing BlackBerry smartphones and other platforms.

For Empresas POLAR, BlackBerry Enterprise Service 10 streamlines communications and collaboration by enabling employees to be more productive on the go and enabling business decision makers to access information quickly.  In addition, the company can deploy key applications to help increase productivity while maintaining the high level of security they need.

“The demand for real-time mobility is revolutionizing business communications. We have a highly dynamic workforce, and need mobile devices that can adapt to the way our employees work and provide them with tools that support remote collaboration,” said Alejandro Yabrudy, Personal Computing Manager, Systems Management, Empresas POLAR.

“The fact that we can efficiently and securely manage our all mobile devices with such a robust solution as BlackBerry Enterprise Service, which gives us the flexibility to manage multiple smartphone platforms, has been one of the main reasons why we chose to adopt the BlackBerry solution,” explained Yabrudy.

“BlackBerry is excited to announce that Empresas POLAR has chosen BlackBerry Enterprise Service 10 to manage its mobile fleet, giving employees secure mobile access to the information and resources that can improve productivity,” said Marco Osio, Enterprise Sales Director for Venezuela at BlackBerry. “With BlackBerry Enterprise Service 10 customers can get the industry’s most secure mobile enterprise solution, with multiplatform support and a single convenient console that makes managing complex mobile environments very easy.”

BlackBerry Enterprise Service 10 represents a consolidation of BlackBerry's Enterprise Mobility Management (EMM) product portfolio, which includes Mobile Device Management (MDM), security, infrastructure and app management, all conveniently accessible from a single console. Following a simple installation process, customers can upgrade from BlackBerry Enterprise Server 5 to the new EMM solution with no firewall changes.

To learn more about BlackBerry Enterprise Service 10 please visit www.bes10.com.

About Empresas Polar
Empresas Polar is a private corporation and leader in mass consumption markets with a broad portfolio in the food and beverages industries. With a history of over 70 years, the company has over 30,000 direct employees and has operations in Venezuela, Colombia and United States. It’s also part of the GEPP Group, a bottling company and distributor of PepsiCo International beverages in Mexico. Since its foundation, the company has been committed to social responsibility as an integral part of its corporate philosophy through the development and execution of programs that contribute to the overall wellbeing of the communities where it operates. Fundación Empresas Polar is the most important foundation owned by a Latin American corporation and is fully-funded by annual contributions made by the group of companies and it caters programs in education, health and social development.
For more information please visit: http://www.empresas-polar.com/

About BlackBerry

As global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, please visit www.blackberry.com.

Contact information:

Pedro Mucciolo, Corporate Communications Manager, Venezuela, BlackBerry
BlackBerry: (+1) 954-880-6064 Email: pmucciolo@blackberry.com

Luis Yanes, Senior Consultant, Speyside Corporate Relations (PR agency for BlackBerry)
Phone: Email: luis.yanes@speysidecr.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other trademarks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 25, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO